N E W S R E L E A S E

January 25, 2013

Nevsun Appoints New Executive

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) is pleased to announce it has hired another senior executive to augment its team. Fausto Taddei has joined the Company as its Chief Financial Officer.

CEO Cliff Davis commented: “Nevsun has in recent months been building its management team and Mr. Taddei provides additional depth to our operations and capacity for future growth."

Mr. Taddei is an experienced financial executive with twenty-five years of public company experience and several years in the mining industry. He was most recently the chief financial officer of Aura Minerals Inc. and prior to that the CFO of Western Canadian Coal Corp. In those capacities he has been involved in the copper, gold and bulk commodities business, with multiple mining operations, responsible for financing, treasury functions, off-take arrangements, tax planning and public company reporting matters.

We welcome Fausto to the Nevsun team.

Peter Hardie will be continuing with Nevsun as Vice President Finance.

Forward Looking Statements

The above contains forward-looking statements regarding the future responsibilities of Mr. Taddei and acquisition plans for the Company. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2011 and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2012 for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com